SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	001-15070
FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 75886X108
(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR	CUSIP NUMBER

For Period Ended: December 31, 2013

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
Full Name of Registrant RegeneRx Biopharmaceuticals, Inc.

Address of Principal Executive Office (Street and Number) 15245 Shady Grove Road, Suite 470

City, State and Zip Code Rockville, MD 20850
PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

On March 7, 2014, RegeneRx Biopharmaceuticals, Inc. (the “Company”) entered into three agreements with Digital Aria Co., Ltd., headquartered in Gyeonggi-do, Korea (“DA”). The three agreements include two Licensing Agreements for the license of territorial rights to two of the Company’s Thymosin Beta 4 (“Tβ4”)-based products candidates, RGN-259 and RGN-137 (collectively, the “License Agreements”). The third agreement is a Securities Purchase Agreement (the “Securities Purchase Agreement” and, collectively with the License Agreements, the “Agreements”) under which DA agreed to purchase up to $2,350,000 of the Company’s common stock and received an option to purchase an additional $825,000 of common stock, over the next eleven months. The initial closing occurred on March 28, 2014 and the Company received proceeds of $1,350,000 and is updating the filing to reflect the receipt of this capital and the issuance of 11,250,000 shares of common stock and intends to file its Annual Report on Form 10-K on or before April 15, 2014, the deadline for filing of the report, as extended by the filing of this notice.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

JJ Finkelstein, President and Chief Executive Officer	(301)	208-9191
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes [  ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Total revenues for the year ended December 31, 2013 were approximately $30,000, compared with $1.3 million for the year ended December 31, 2012. Research and development expenses for 2013 were $189,000, compared with $1.2 million for 2012. General and administrative expenses for 2013 were $755,000, compared with $1.1 million for 2012. Total operating expenses for 2013 were $944,000, compared with $2.2 million for 2012. Operating loss for 2013 was $914,000, compared with operating loss of $841,000 for 2012. Net loss for 2013 was 671,000, or $0.01 per share including approximately $344,000 unrealized gain related to fair value measures, compared with $847,000 for 2012, or $0.01 per share.

RegeneRx Biopharmaceuticals, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 1, 2014	By	/s/ JJ Finkelstein
JJ Finkelstein, President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.